EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2017

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016	2017	2016
Sales		6,319	6,415	9,039	9,140
Cost of product sold		4,792	4,890	6,954	7,061

Gross profit		1,527	1,525	2,085	2,079
Expenses
Selling		575	574	1,026	988
General and administrative		61	62	121	117
Share-based payments		(3)	13	—	17
Earnings from associates and joint ventures		(5)	(23)	(28)	(28)
Other expenses	4	43	51	53	62

Earnings before finance costs and income taxes		856	848	913	923
Finance costs related to long-term debt		52	50	99	102
Other finance costs		24	20	47	38

Earnings before income taxes		780	778	767	783
Income taxes		222	213	219	215

Net earnings		558	565	548	568

Attributable to
Equity holders of Agrium		557	564	546	566
Non-controlling interests		1	1	2	2

Net earnings		558	565	548	568

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		4.03	4.08	3.95	4.09
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	138	138	138

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 9, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net earnings		558	565	548	568
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(7)	17	(30)	(6)
Deferred income taxes		3	(4)	8	3
Associates and joint ventures
Share of comprehensive (loss) income		(22)	(1)	(51)	1
Deferred income taxes		2	—	10	—
Foreign currency translation
Gains (losses)		100	(26)	165	153
Reclassifications to earnings		1	—	6	—

		77	(14)	108	151

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		—	(24)	(3)	(24)
Deferred income taxes		—	7	1	7

		—	(17)	(2)	(17)

Other comprehensive income (loss)		77	(31)	106	134

Comprehensive income		635	534	654	702

Attributable to
Equity holders of Agrium		633	533	651	700
Non-controlling interests		2	1	3	2

Comprehensive income		635	534	654	702

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		June 30,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		319	307	412
Accounts receivable		3,803	3,638	2,208
Income taxes receivable		62	95	33
Inventories		2,846	2,605	3,230
Prepaid expenses and deposits		112	131	855
Other current assets		130	124	123

		7,272	6,900	6,861
Property, plant and equipment		7,028	6,832	6,818
Intangibles		561	635	566
Goodwill		2,115	2,023	2,095
Investments in associates and joint ventures		513	665	541
Other assets		55	52	48
Deferred income tax assets		20	44	34

		17,564	17,151	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,227	1,069	604
Accounts payable		4,155	3,830	4,662
Income taxes payable		4	128	17
Current portion of long-term debt	5	10	107	110
Current portion of other provisions		48	74	59

		5,444	5,208	5,452
Long-term debt	5	4,400	4,412	4,398
Post-employment benefits		134	162	141
Other provisions		336	338	322
Other liabilities		51	54	68
Deferred income tax liabilities		601	491	408

		10,966	10,665	10,789

Shareholders’ equity
Share capital		1,770	1,762	1,766
Retained earnings		5,939	5,839	5,634
Accumulated other comprehensive loss		(1,116)	(1,119)	(1,231)

Equity holders of Agrium		6,593	6,482	6,169
Non-controlling interests		5	4	5

Total equity		6,598	6,486	6,174

		17,564	17,151	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Operating
Net earnings		558	565	548	568
Adjustments for
Depreciation and amortization		156	145	295	259
Earnings from associates and joint ventures		(5)	(23)	(28)	(28)
Share-based payments		(3)	13	—	17
Unrealized loss (gain) on derivative financial instruments		12	(61)	7	22
Unrealized foreign exchange loss (gain)		—	83	—	(41)
Interest income		(13)	(16)	(26)	(29)
Finance costs		76	70	146	140
Income taxes		222	213	219	215
Other		4	(7)	(7)	(1)
Interest received		14	15	27	29
Interest paid		(63)	(51)	(147)	(140)
Income taxes paid		(15)	(24)	(54)	(165)
Dividends from associates and joint ventures		4	1	9	2
Net changes in non-cash working capital		(1,062)	(828)	(926)	(410)

Cash (used in) provided by operating activities		(115)	95	63	438

Investing
Business acquisitions, net of cash acquired		(44)	(81)	(74)	(175)
Capital expenditures		(164)	(230)	(307)	(404)
Capitalized borrowing costs		(4)	(7)	(12)	(12)
Purchase of investments		(17)	(18)	(50)	(41)
Proceeds from sale of investments		21	46	49	64
Proceeds from sale of property, plant and equipment		12	6	21	10
Other		(4)	(5)	(8)	(8)
Net changes in non-cash working capital		(45)	(8)	(51)	(8)

Cash used in investing activities		(245)	(297)	(432)	(574)

Financing
Short-term debt	5	551	426	615	222
Repayment of long-term debt	5	(2)	(4)	(105)	(6)
Dividends paid		(120)	(122)	(241)	(241)

Cash provided by (used in) financing activities		429	300	269	(25)

Effect of exchange rate changes on cash and cash equivalents		(12)	(67)	7	(47)

Increase (decrease) in cash and cash equivalents		57	31	(93)	(208)
Cash and cash equivalents – beginning of period		262	276	412	515

Cash and cash equivalents – end of period		319	307	319	307

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
	Millions				Comprehensive
	of			Cash	loss of	Foreign		Equity	Non-
(millions of U.S. dollars, except per share data)	common shares	Share capital	Retained earnings	flow hedges	associates and joint ventures	currency translation	Total	holders of Agrium	controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	566	—	—	—	—	566	2	568
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(17)	—	—	—	—	(17)	—	(17)
Other	—	—	—	(3)	1	153	151	151	—	151

Comprehensive income (loss), net of tax	—	—	549	(3)	1	153	151	700	2	702
Dividends ($1.75 per share)	—	—	(243)	—	—	—	—	(243)	—	(243)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	17	—	—	17	17	—	17

June 30, 2016	138	1,762	5,839	(42)	(16)	(1,061)	(1,119)	6,482	4	6,486

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net earnings	—	—	546	—	—	—	—	546	2	548
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(22)	(41)	170	107	107	1	108

Comprehensive income (loss), net of tax	—	—	544	(22)	(41)	170	107	651	3	654
Dividends ($1.75 per share)	—	—	(241)	—	—	—	—	(241)	—	(241)
Non-controlling interest transactions	—	—	2	—	—	(2)	(2)	—	(3)	(3)
Share-based payment transactions	—	4	—	—	—	—	—	4	—	4
Reclassification of cash flow hedges, net of tax	—	—	—	10	—	—	10	10	—	10

June 30, 2017	138	1,770	5,939	(37)	(92)	(987)	(1,116)	6,593	5	6,598

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1. Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	5,694	625	—	6,319	5,780	635	—	6,415
- inter-segment	13	223	(236)	—	11	247	(258)	—

Total sales	5,707	848	(236)	6,319	5,791	882	(258)	6,415
Cost of product sold	4,408	652	(268)	4,792	4,512	681	(303)	4,890

Gross profit	1,299	196	32	1,527	1,279	201	45	1,525

Gross profit (%)	23	23		24	22	23		24

Expenses
Selling	574	6	(5)	575	570	8	(4)	574
General and administrative	28	7	26	61	28	8	26	62
Share-based payments	—	—	(3)	(3)	—	—	13	13
(Earnings) loss from associates and joint ventures	(4)	(3)	2	(5)	(3)	(21)	1	(23)
Other expenses	1	11	31	43	8	26	17	51

Earnings (loss) before finance costs and income taxes	700	175	(19)	856	676	180	(8)	848
Finance costs	—	—	76	76	—	—	70	70

Earnings (loss) before income taxes	700	175	(95)	780	676	180	(78)	778
Depreciation and amortization	71	80	5	156	68	74	3	145
Finance costs	—	—	76	76	—	—	70	70

EBITDA (b)	771	255	(14)	1,012	744	254	(5)	993

(a)	Includes inter-segment eliminations
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	7,921	1,118	—	9,039	8,058	1,082	—	9,140
- inter-segment	26	405	(431)	—	23	449	(472)	—

Total sales	7,947	1,523	(431)	9,039	8,081	1,531	(472)	9,140
Cost of product sold	6,214	1,185	(445)	6,954	6,400	1,177	(516)	7,061

Gross profit	1,733	338	14	2,085	1,681	354	44	2,079

Gross profit (%)	22	22		23	21	23		23

Expenses
Selling	1,022	13	(9)	1,026	980	16	(8)	988
General and administrative	53	13	55	121	50	16	51	117
Share-based payments	—	—	—	—	—	—	17	17
(Earnings) loss from associates and joint ventures	(10)	(19)	1	(28)	(7)	(22)	1	(28)
Other (income) expenses	(11)	25	39	53	5	45	12	62

Earnings (loss) before finance costs and income taxes	679	306	(72)	913	653	299	(29)	923
Finance costs	—	—	146	146	—	—	140	140

Earnings (loss) before income taxes	679	306	(218)	767	653	299	(169)	783
Depreciation and amortization	142	144	9	295	135	118	6	259
Finance costs	—	—	146	146	—	—	140	140

EBITDA	821	450	(63)	1,208	788	417	(23)	1,182

(a)	Includes inter-segment eliminations

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail (a)
Sales - external	5,031	663	5,694	5,038	742	5,780
- inter-segment	13	—	13	11	—	11

Total sales	5,044	663	5,707	5,049	742	5,791
Cost of product sold	3,876	532	4,408	3,893	619	4,512

Gross profit	1,168	131	1,299	1,156	123	1,279
Expenses
Selling	486	88	574	484	86	570
General and administrative	21	7	28	20	8	28
Earnings from associates and joint ventures	(4)	—	(4)	(2)	(1)	(3)
Other expenses (income)	11	(10)	1	16	(8)	8

Earnings before income taxes	654	46	700	638	38	676
Depreciation and amortization	67	4	71	63	5	68

EBITDA	721	50	771	701	43	744

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $8-million (2016 – $4-million) and EBITDA of $7-million (2016 – $4-million).

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail (a)
Sales - external	6,789	1,132	7,921	6,835	1,223	8,058
- inter-segment	26	—	26	23	—	23

Total sales	6,815	1,132	7,947	6,858	1,223	8,081
Cost of product sold	5,327	887	6,214	5,399	1,001	6,400

Gross profit	1,488	245	1,733	1,459	222	1,681
Expenses
Selling	850	172	1,022	821	159	980
General and administrative	39	14	53	35	15	50
Earnings from associates and joint ventures	(9)	(1)	(10)	(6)	(1)	(7)
Other expenses (income)	4	(15)	(11)	22	(17)	5

Earnings before income taxes	604	75	679	587	66	653
Depreciation and amortization	133	9	142	124	11	135

EBITDA	737	84	821	711	77	788

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $14-million (2016 – $4-million) and EBITDA of $15-million (2016 – $4-million).

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	277	116	86	146	625	296	85	110	144	635
- inter-segment	91	34	51	47	223	98	50	50	49	247

Total sales	368	150	137	193	848	394	135	160	193	882
Cost of product sold	255	106	129	162	652	246	119	155	161	681

Gross profit	113	44	8	31	196	148	16	5	32	201
Expenses
Selling	3	2	1	—	6	3	2	1	2	8
General and administrative	3	1	1	2	7	3	1	1	3	8
Earnings from associates and joint ventures	—	—	—	(3)	(3)	—	—	—	(21)	(21)
Other expenses (income)	6	5	2	(2)	11	16	14	(1)	(3)	26
Earnings (loss) before income taxes	101	36	4	34	175	126	(1)	4	51	180

Depreciation and amortization	26	32	17	5	80	23	31	13	7	74

EBITDA	127	68	21	39	255	149	30	17	58	254

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	459	206	176	277	1,118	469	133	190	290	1,082
- inter-segment	149	76	95	85	405	175	93	100	81	449

Total sales	608	282	271	362	1,523	644	226	290	371	1,531
Cost of product sold	418	203	256	308	1,185	401	196	265	315	1,177

Gross profit	190	79	15	54	338	243	30	25	56	354
Expenses
Selling	6	3	2	2	13	7	4	2	3	16
General and administrative	5	2	2	4	13	7	3	2	4	16
Earnings from associates and joint ventures	—	—	—	(19)	(19)	—	—	—	(22)	(22)
Other expenses (income)	15	7	4	(1)	25	22	20	3	—	45

Earnings before income taxes	164	67	7	68	306	207	3	18	71	299
Depreciation and amortization	42	61	33	8	144	36	51	23	8	118

EBITDA	206	128	40	76	450	243	54	41	79	417

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2017			2016			2017			2016
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	1,989	1,570	419	2,190	1,757	433	2,703	2,143	560	3,029	2,462	567
Crop protection products	2,236	1,751	485	2,250	1,779	471	3,108	2,493	615	3,081	2,489	592
Seed	1,080	881	199	926	745	181	1,462	1,209	253	1,302	1,070	232
Merchandise	175	148	27	162	134	28	309	260	49	279	232	47
Services and other (a)	227	58	169	263	97	166	365	109	256	390	147	243

	5,707	4,408	1,299	5,791	4,512	1,279	7,947	6,214	1,733	8,081	6,400	1,681

Wholesale
Nitrogen	368	255	113	394	246	148	608	418	190	644	401	243
Potash	150	106	44	135	119	16	282	203	79	226	196	30
Phosphate	137	129	8	160	155	5	271	256	15	290	265	25
Ammonium sulfate, ESN and other	193	162	31	193	161	32	362	308	54	371	315	56

	848	652	196	882	681	201	1,523	1,185	338	1,531	1,177	354

Other inter-segment eliminations	(236)	(268)	32	(258)	(303)	45	(431)	(445)	14	(472)	(516)	44

Total	6,319	4,792	1,527	6,415	4,890	1,525	9,039	6,954	2,085	9,140	7,061	2,079

Wholesale share of joint ventures
Nitrogen	46	36	10	40	37	3	70	55	15	65	58	7

Total Wholesale including proportionate share in joint ventures	894	688	206	922	718	204	1,593	1,240	353	1,596	1,235	361

(a)	Includes financial services products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	4,249	415	321	94	4,133	462	361	101
International	648	351	323	28	715	390	366	24

Total crop nutrients	4,897	406	320	86	4,848	452	363	89

Wholesale
Nitrogen
North America
Ammonia	414	412			394	443
Urea	459	281			503	303
Other	308	223			271	249

Total nitrogen	1,181	312	216	96	1,168	337	210	127

Potash
North America	377	254			440	219
International	337	161			257	152

Total potash	714	210	149	61	697	194	172	22

Phosphate	279	492	464	28	305	526	508	18
Ammonium sulfate	111	290	109	181	114	296	120	176
ESN and other	466				452

Total Wholesale	2,751	308	237	71	2,736	322	248	74

Wholesale share of joint ventures
Nitrogen	82	556	434	122	133	305	285	20

Total Wholesale including proportionate share in joint ventures	2,833	315	242	73	2,869	322	251	71

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	5,739	413	320	93	5,653	459	364	95
International	1,000	332	303	29	1,155	376	351	25

Total crop nutrients	6,739	401	318	83	6,808	445	362	83

Wholesale
Nitrogen
North America
Ammonia	640	396			624	427
Urea	820	294			822	316
Other	493	230			463	256

Total nitrogen	1,953	311	214	97	1,909	338	210	128

Potash
North America	755	251			703	217
International	595	156			450	163

Total potash	1,350	209	151	58	1,153	196	170	26

Phosphate	567	479	452	27	525	553	505	48
Ammonium sulfate	199	276	115	161	171	294	118	176
ESN and other	918				904

Total Wholesale	4,987	305	237	68	4,662	328	252	76

Wholesale share of joint ventures
Nitrogen	159	439	347	92	216	301	270	31

Total Wholesale including proportionate share in joint ventures	5,146	309	241	68	4,878	327	253	74

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,				December 31,
	2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	42	2017 – 2019	2.97	(43)	48	2017 – 2018	2.90	(21)

				(43)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(16)	(23)	(4)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.16	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30, 2017				December 31, 2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	220	2017	1.31	2	—	—	—	—
CAD/USD	132	2017	1.31	(1)	180	2017	1.34	—
EUR/USD	14	2017	0.91	(1)	—	2017	0.94	—
USD/AUD	17	2017	1.33	—	14	2017	1.32	(1)
AUD/USD	46	2017	1.32	(1)	22	2017	1.34	1
CNY/AUD	16	2017	6.74	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	42	2017	1.30	1	—	—	—	—
USD/CAD – sell USD calls	56	2017	1.37	—	—	—	—	—
CAD/USD – buy USD calls	—	2017	1.33	—	—	—	—	—
CAD/USD – sell USD puts	—	2017	1.32	(6)	—	—	—	—

				(6)				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	319	319	—	412	412
Accounts receivable – derivatives	—	3	3	—	2	2
Other current financial assets – marketable securities	18	107	125	22	99	121
Other non-current financial assets – derivatives	—	2	2	—	—	—
Accounts payable – derivatives	—	36	36	—	7	7
Other financial liabilities – derivatives	—	18	18	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	10	10	—	10	10
Long-term debt
Debentures	—	4,829	4,374	—	4,600	4,373
Fixed and floating rate debt	—	26	26	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2017. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2017	2016	2017	2016
(Gain) loss on foreign exchange and related derivatives	(2)	6	4	8
Interest income	(13)	(16)	(26)	(29)
Environmental remediation and asset retirement obligations	—	3	(1)	5
Bad debt expense	22	21	29	29
Potash profit and capital tax	3	5	6	8
Merger and related costs	15	—	31	—
Other	18	32	10	41

	43	51	53	62

5.	Debt

			June 30,	December 31,
	Maturity	Rate (%) (a)	2017	2016
Short-term debt
Commercial paper	2017	1.49	1,089	306
Credit facilities		4.24	138	298

			1,227	604

(a)	Weighted average rates at June 30, 2017

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	615	(105)
Non-cash changes
Other adjustments	—	8
Foreign currency translation	8	(1)

June 30, 2017	1,227	4,410

(a)	Includes current portion

6.	Additional Information

Planned Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity, which will be named Nutrien, to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 Nutrien shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a Nutrien share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of Nutrien and Nutrien will continue the operations of Agrium and PotashCorp on a combined basis. Each of the share-based payment awards for each of Agrium and PotashCorp, whether vested or unvested, that are outstanding immediately prior to the completion of the Arrangement will convert into a Nutrien award.

On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement. The Arrangement is anticipated to be completed near the end of the third quarter of 2017, subject to customary closing conditions including receipt of regulatory and court approvals.

The estimated costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters are expected to aggregate approximately $140-million.

The Arrangement Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million or $50-million as reimbursement for related expenses. The Arrangement Agreement also restricts Agrium and PotashCorp from increasing dividends or repurchasing their shares before completion of the Arrangement.

Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

Starpharma Holdings Limited

In June 2017, we acquired Starpharma Holdings Limited’s agrochemical business that is focused on the development of a proprietary polymer technology and is based in Melbourne, Australia. Our purchase price was $26-million (AUD$35-million).

Property, plant and equipment

We have completed our expansion project at our Borger nitrogen facility. We transferred $662-million from assets under construction to buildings and improvements, and machinery and equipment when the assets became available for use.